Exhibit (a)(1)(G)

Amended and Restated Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

International Electronics, Inc.

by

Rokonet Industries, U.S.A., Inc.

an indirect wholly-owned subsidiary

of

RISCO Ltd.

at

$4.00 Net Per Share

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, May 21, 2007, unless the offer is extended.

The offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc. (“IEI”), which, together with the Shares then owned by RISCO Ltd. (“RISCO”) and its subsidiaries including Rokonet Industries, U.S.A., Inc. (the “Purchaser”), represents at least 50.1% of the total number of Shares outstanding on a fully diluted basis and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are either inapplicable to the offer to purchase and any potential merger or other business combination thereafter or have been satisfied.

A summary term sheet describing the principal terms of the offer appears on pages (ii) and (iii). You should read this entire document carefully before deciding whether to tender your shares.

RISCO and the Purchaser have sought to and may again seek in their sole discretion to negotiate a business combination with IEI. Subject to applicable law, the Purchaser reserves the right to amend the offer (including amending the number of shares to be purchased, the offer price and the consideration to be offered in the proposed merger) upon and subject to entering into a merger agreement with IEI, or to negotiate a merger agreement with IEI not involving a tender offer pursuant to which the Purchaser would terminate the offer and the shares would, upon consummation of such merger, be converted into the consideration negotiated by RISCO, the Purchaser and IEI.

IMPORTANT

Any stockholder of IEI desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Continental Stock Transfer & Trust Company, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

April 30, 2007

i

Summary Term Sheet

Rokonet Industries, U.S.A., Inc. (the “Purchaser”) is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of International Electronics, Inc. (“IEI”) for $4.00 net per share in cash, without interest and otherwise upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as an IEI stockholder, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. We urge you to carefully read this entire Offer to Purchase and the related Letter of Transmittal.

Who is offering to buy my securities?

Our name is Rokonet Industries, U.S.A., Inc. We are a New York corporation and an indirect wholly-owned subsidiary of RISCO, Ltd., an Israeli limited company (“RISCO”). See “The Offer—Section 9.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of IEI. We refer to one share of IEI common stock as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $4.00 net per share in cash without brokerage fees, commissions, transfer taxes or interest. See “Introduction.” We will not reduce the price we are offering to pay holders of Shares while our Offer is in effect.

Do you have the financial resources to pay for the shares?

Yes. We estimate that will need approximately $10.2 million to purchase all Shares pursuant to the offer not already owned by RISCO and to pay related fees and expenses. As of April 26, 2007, RISCO had cash and cash equivalents and short-term investments substantially in excess of the approximately $10.2 million required to acquire the Shares. Accordingly, the offer is not conditioned upon any financing arrangements.

Is your financial condition relevant to my decision to tender in the offer?

Because (i) the form of payment for your Shares consists solely of cash and (ii) the purchase of the Shares is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the offer.

What does the board of directors of IEI think of the offer?

On March 16, 2007, IEI filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9 announcing that its board of directors had unanimously determined at a meeting held on March 16, 2007 that RISCO’s Offer was inadequate and not in the best interests of IEI shareholders (other than RISCO and its affiliates). IEI’s board of directors recommended that IEI shareholders reject the Offer and not tender their shares.

How long do I have to decide whether to tender in the offer?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 5:00 P.M., New York City time, on Monday, May 21, 2007. We currently expect that the offer will be extended until the principal conditions to the offer, which are described below, are satisfied. If the offer is extended, we will issue a press release announcing such extension at or before 9:00 A.M. New York City time on the business day after the date the offer was scheduled to expire. See “The Offer—Section 1.”

We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares, which, together with the shares then owned by RISCO and its subsidiaries (including us), represents at least 50.1% of the total number of shares outstanding on a fully diluted basis and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are either inapplicable to the Offer to Purchase and any potential merger or other business combination thereafter or have been satisfied. See “The Offer—Section 14.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Continental Stock Transfer & Trust Company, the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the business day after the date the offer was scheduled to expire. See “The Offer—Section 1.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Continental Stock Transfer & Trust Company, not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three business days. However, the Depositary must receive the missing items within that three business day period for your tender to be valid. See “The Offer—Section 3.”

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired, and, if we have not by June 21, 2007 agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. See “The Offer—Section 4.”

How do I withdraw tendered shares?

To withdraw tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Continental Stock Transfer & Trust Company while you have the right to withdraw such shares. See “The Offer—Section 4.”

When and how will I be paid for my tendered shares?

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Continental Stock Transfer & Trust Company, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Continental Stock Transfer & Trust Company of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer—Section 2.”

Will the offer be followed by a merger if all the IEI shares are not tendered in the offer?

If we accept for payment and pay for a number of Shares, which, together with the Shares then owned by RISCO and its subsidiaries (including us), represents at least 50.1% of the outstanding shares on a fully diluted basis, a wholly-owned subsidiary of the Purchaser expects to be merged with and into IEI. Such a merger would be subject to the approval of IEI stockholders, including Purchaser, after we consummate our tender offer, as well as satisfaction of other conditions. If that merger takes place, the Purchaser will own all of the shares and all remaining stockholders (other than RISCO and stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer. See “The Offer—Section 11.”

If 50.1% of the Shares are tendered and accepted for payment, will IEI continue as a public company?

If the merger takes place, IEI will no longer be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that IEI may be eligible to cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See “The Offer—Section 7.”

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, RISCO expects to conclude a merger transaction in which all shares of IEI will be exchanged for an amount in cash per share equal to the price per share paid in the offer. If the proposed second-step merger takes place, stockholders who do not tender in the offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and shares that are still in the hands of the public may be so small that there will no longer be any public trading market for shares held by stockholders other than the Purchaser, which may affect prices at which shares trade. Also, as described above, IEI may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See “The Offer—Section 7.”

What is the market value of my shares as of a recent date?

On March 5, 2007, the last full business day before the announcement of our intention to commence the offer, the last reported sales price of IEI common stock reported in the over-the-counter market was $2.98 per share. On October 31, 2006, the date of our letter to IEI with our initial formal written offer, the last reported sales price of IEI common stock reported in the over-the-counter market was $1.70 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer and any subsequent merger or business combination will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer and in any subsequent merger or business combination in light of your particular circumstances. See “The Offer—Section 5.”

Where can I get additional information about the Offer to Purchase?

If you have questions about the offer, you can call our Information Agent:

MacKenzie Partners, Inc.

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

v

To: All Holders of Shares of

Common Stock of International Electronics Inc.

INTRODUCTION

Rokonet Industries, U.S.A., Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of RISCO Ltd. (“RISCO”), is offering to purchase all outstanding shares of common stock of International Electronics Inc. (“IEI”), at a purchase price of $4.00 per share, net to the sellers in cash, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). “Share” means a share of IEI common stock.

You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to backup U.S. federal income tax withholding of 28% of the gross proceeds payable to you. See Section 3. We will pay all charges and expenses of Continental Stock Transfer & Trust Company, as Depositary (the “Depositary”), and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 17.

We are not required to purchase any Shares unless (i) at least 50.1% of the outstanding Shares (assuming exercise of all derivative securities regardless of exercise or conversion price, the vesting schedule or other terms and conditions of those securities) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”) and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are not applicable to the Offer and any potential merger or other business combination thereafter or that such requirements have been satisfied (the “Control Share Condition” and the “Business Combination Condition,” respectively). The Offer is also subject to certain other terms and conditions. See Sections 1, 14 and 15.

According to IEI’s proxy statement filed on Schedule 14A on April 27, 2007 with the Securities and Exchange Commission (the “SEC”), as of March 22, 2007, there were outstanding 1,757,098 Shares. RISCO currently beneficially owns 500 Shares, such Shares represent less than 1% of the outstanding Shares.

The purpose of the Offer is to acquire control of, and the entire equity interest in, IEI. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on IEI’s Board of Directors and to seek to have IEI consummate a merger or other similar business combination with us (or one of our subsidiaries). Under Massachusetts law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve a merger or other business combination without a vote of the IEI Board or other stockholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of a merger or other business combination by IEI’s stockholders. Approval of a merger or other business combination requires the affirmative vote of holders of a majority of the outstanding Shares. Pursuant to such merger or business combination, outstanding Shares not owned by RISCO or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

RISCO and the Purchaser have sought to and may again seek in their sole discretion to negotiate a business combination with IEI. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the proposed merger) upon and subject to entering into a merger agreement with IEI, or to negotiate a merger agreement with IEI not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by RISCO, the Purchaser and IEI.

According to IEI’s Annual Report on Form 10-KSB for the year ended August 31, 2006 filed with the SEC on November 27, 2006 (the “IEI 2006 Annual Report”), IEI has never paid any dividends to stockholders. If we acquire control of IEI, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in IEI.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14. The initial offering period of the Offer will expire at 5:00 P.M., New York City time, on Monday, May 21, 2007, unless we extend it.

This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

The Offer

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date. “Expiration Date” means 5:00 P.M., New York City time, on May 21, 2007, unless we determine, or are required in certain events specified below, to extend the period of time for which the initial offering period of the Offer is open, in which case Expiration Date will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in “The Offer—Section 14,” which include, among other things, satisfaction of the Minimum Condition, the Control Share Condition and the Business Combination Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

If, at the Expiration Date, the Minimum Condition, the Control Share Condition, the Business Combination Condition and the other conditions of the Offer described in Section 14 have not been satisfied or earlier waived, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4.

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), the Purchaser expressly reserves the right to provide a subsequent offering period of between three and twenty business days following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Subject to the applicable regulations of the SEC we also reserve the right, in our sole discretion, at any time or from time to time, to (a) delay purchase of, or, regardless of whether we previously purchased any Shares, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15, (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14, and (c) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement of that waiver. Notwithstanding the foregoing, all conditions will be satisfied or waived on or before the Expiration Date. We acknowledge that Rule 14e-1(c) under the Securities Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

The rights we reserve in the preceding paragraph are in addition to our rights pursuant to Section 14. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) promulgated under the Securities Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Securities Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of that period of ten business days.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Control Share Condition and the Business Combination Condition.

Consummation of the Offer is also conditioned upon satisfaction of the other conditions set forth in Section 14. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, in our sole discretion, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (b) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered, or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering IEI stockholders. In the event that we waive any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to IEI stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer.

We have made a request to IEI for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions of the Offer set forth in Section 14. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory, governmental or stockholder approvals specified in Section 15.

In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3, (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer, and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering IEI stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering IEI stockholders.

Under no circumstances will we pay interest on the purchase price for Shares.

If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3, the Shares will be credited to an account maintained within DTC), promptly following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price. We will not decrease the price offered to holders of Shares in the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a Book-Entry Confirmation and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in DTC may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary’s account at DTC in accordance with DTC’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at DTC, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an “Eligible Institution”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the

Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

You may deliver the Notice of Guaranteed Delivery by hand or mail or transmitted by facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmations with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering IEI stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at DTC.

Backup U.S. Federal Income Tax Withholding. Under the backup U.S. federal income tax withholding laws applicable to certain IEI stockholders (other than certain exempt IEI stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 28% of the amount of any payments made to those IEI stockholders pursuant to the Offer or any subsequent merger or other business combination. To prevent backup U.S. federal income tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that such person is not subject to backup U.S. federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal. To prevent backup withholding, a foreign person must establish an exemption to the satisfaction of the Depositary by providing the Depositary with an appropriate Form W-8, copies of which can be obtained from the Depositary.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of IEI stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of IEI stockholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular IEI stockholder, whether or not similar defects or irregularities are waived in the case of other IEI stockholders.

Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of RISCO, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. However, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after June 21, 2007.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this Offer, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after June 21, 2007, unless there to for accepted for payment as provided herein.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender such Shares again at any time before the Expiration Date by following any of the procedures described in Section 3.

If we include a subsequent offering period (as described in more detail in “The Offer—Section 1”) following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period and no withdrawal rights apply during such subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

All questions as to the form and validity of notices of withdrawal (including time of receipt) will be determined by us, in our sole discretion, which determination will be final and binding. None of RISCO, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and a potential subsequent merger to IEI stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted into cash in any such merger. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances. The summary applies only to stockholders who hold their Shares as capital assets and may not apply to stockholders subject to special rules under the Code, including, without limitation, persons who acquired their Shares upon the exercise of stock options or otherwise as compensation, financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other integrated investment, or persons that have a functional currency other than the United States dollar. This summary does not discuss the U.S. federal income tax consequences to any stockholder of IEI who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign estate or trust, and does not address any state, local or foreign tax consequences of the Offer or any potential subsequent merger.

Because individual circumstances may differ, each stockholder should consult such stockholder’s tax advisor regarding the applicability of the rules discussed below to such stockholder and the particular tax effects to such stockholder of the Offer and any subsequent merger, including the application and effect of state, local and foreign tax laws or any U.S. federal tax laws other than the U.S. federal income tax laws.

The receipt of cash in exchange for Shares pursuant to the Offer or in any potential subsequent merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to in any potential subsequent merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (and the amount of any brokerage commissions, stock transfer taxes or other costs of such stockholder that are paid by the Offeror) and the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to such subsequent merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to such subsequent merger. Any such gain or loss generally will be long-term capital gain or loss if the stockholder has held the Shares for more than one year. Certain limitations apply to the use of capital losses. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to any subsequent merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3.

6. Price Range of the Shares; Dividends.

There is no established trading market for the Shares. The Shares are traded in the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “IEIB.OB.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the OTCBB during each quarter presented.

INTERNATIONAL ELECTRONICS, INC.

	High	Low
Fiscal 2005
First Quarter	$5.22	$2.53
Second Quarter	4.38	1.85
Third Quarter	2.75	1.62
Fourth Quarter	2.27	1.50
Fiscal 2006
First Quarter	$2.20	$1.33
Second Quarter	2.13	1.51
Third Quarter	2.17	1.55
Fourth Quarter	1.95	1.45
Fiscal 2007
First Quarter	$2.37	$1.30
Second Quarter	3.40	2.20
Third Quarter (through March 5, 2007)	2.99	2.97

Dividends. According to the IEI 2006 Annual Report, IEI has never paid dividends on Shares to stockholders. If we acquire control of IEI, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in IEI.

On October 31, 2006, the last full day of trading prior to our informing the Board of Directors of IEI of our proposal to acquire all of the outstanding common stock of IEI, the reported closing price on the OTCBB for the Shares was $1.70 per Share. On March 5, 2007, the last full day of trading prior to the announcement of our intention to commence the Offer, the reported closing price on the OTCBB for the Shares was $2.98 per Share.

Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Securities Exchange Act Registration.

Possible Effects of the Offer on the Market for the Shares. As indicated above, since July 14, 2005 when the Shares were delisted from the National Association of Securities Dealers Automated Quotation System (“Nasdaq”), the Shares have been traded on the over-the-counter market. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will likely adversely affect the market liquidity, and could adversely affect the market value, of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares, or whether it would cause future market prices to be greater or less than the price per share in the Offer.

Securities Exchange Act Registration. The Shares are currently registered under the Securities Exchange Act; however, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by IEI to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. As discussed above, the Shares are not listed on any national securities exchange. According to the IEI 2006 Annual Report, there are only approximately 400 record holders of Shares. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that IEI is required to furnish to IEI stockholders and the SEC and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to IEI. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to “going private” transactions would no longer be applicable to IEI. In addition, the ability of “affiliates” of IEI and persons holding “restricted securities” of IEI to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be our intention to cause IEI to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

If registration of the Shares is not terminated prior to any merger or other business combination subsequent to the Offer, then the registration of the Shares under the Securities Exchange Act will be terminated following the completion of such a transaction.

8. Certain Information Concerning IEI.

The information concerning IEI contained in this Offer has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources, and is qualified in its entirety by reference thereto. None of RISCO, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by IEI to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to RISCO, the Purchaser, the Information Agent or the Depositary.

According to the IEI 2006 Annual Report, IEI is a Massachusetts corporation with its principal executive offices at 427 Turnpike Street, Canton, Massachusetts 02021. IEI’s telephone number is (617) 821-5566. IEI designs, manufactures, markets and sells electronic access control equipment and browser-managed security platforms used in residential and commercial securities systems and wireless access control and fleet management systems for industrial mobile asset applications.

Additional Information. IEI is subject to the informational requirements of the Securities Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. IEI is required to disclose in such proxy statements certain information, as of particular dates, concerning IEI’s directors and officers, their remuneration, stock options granted to them, the principal holders of IEI’s securities and any material interest of such persons in transactions with IEI. Such reports, proxy statements and other information may be inspected at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can also be obtained at prescribed rates from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge on the SEC website: http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

9. Information Concerning RISCO and the Purchaser.

RISCO is a limited company organized under the laws of Israel with principal executive offices located at 14 Hachoma Street 75655 Rishon-Letzion, Israel. RISCO’s telephone number is 987-3-963-7777.

RISCO, along with its subsidiaries, is a leading innovator in security and building management solutions. RISCO, along with its subsidiaries, develops, manufactures and markets advanced integrated security solutions for the global security market, from software to wired and wireless systems including integrated security, building management, access control, monitoring station, IP-based systems, and sophisticated detector technologies. RISCO’s products can be found in commercial, industrial, institutional and residential installations around the world. RISCO’s products are currently sold in over 60 countries around the world through its network of local distributors and integrators as well as 9 branch offices situated in Europe, North & South America and Asia.

The Purchaser’s principal executive offices are located at 2822 NW 79th Avenue, Miami, Florida 33122. The Purchaser’s telephone number is: 305-592-3820. The Purchaser is an indirect, wholly-owned subsidiary of RISCO that engages primarily in marketing and sales activities in the United States on behalf of RISCO.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of RISCO and the Purchaser are set forth in Schedule I hereto.

On October 25, 2006, we acquired 500 shares of IEI common stock for $1.60 per share. These shares represent less than 1% of the outstanding Shares.

Except as set forth elsewhere in this Offer: (a) neither we nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of ours or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of IEI; (b) neither we nor, to our knowledge after reasonable inquiry, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in the Shares or any other equity securities of IEI during the past 60 days; (c) neither we nor, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of IEI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations); and (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and IEI or any of its executive officers, directors or affiliates, on the other hand.

Except as disclosed below in Section 10, in the past two years, there have been no contacts, negotiations or transactions between RISCO, or the Purchaser or any of their respective subsidiaries, or, to the knowledge of RISCO or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I hereto, on the one hand, and IEI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Neither RISCO, the Purchaser nor any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither RISCO, the Purchaser nor any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

10. Background of the Offer; Contacts with IEI.

In early 2004, RISCO and IEI discussed a possible business combination or joint venture on a few occasions. RISCO indicated that it would value IEI in any such transaction in the range of $3.8-5.7 million, depending on the outcome of RISCO’s due diligence review. IEI rejected this proposal and did not respond to RISCO’s invitation to discuss a joint venture.

On July 5, 2006, Moshe Alkelai, the Chairman of RISCO’s Board of Directors and Risco’s Chief Executive Officer, met in Boston with John Waldstein, the Chairman of IEI’s Board of Directors and IEI’s President and Chief Executive Officer. At this meeting Mr. Alkelai reiterated RISCO’s interest in acquiring IEI and indicated RISCO would also be willing to employ Mr. Waldstein on a long-term basis to operate the business. In the weeks that followed, Mr. Waldstein did not respond to RISCO’s proposal.

On August 30, 2006, Mr. Alkelai sent a letter to Mr. Waldstein indicating RISCO’s interest in acquiring IEI for a price equal to $2.50 per share, subject to due diligence but not to obtaining third-party financing. On or around September 14, 2006, in an email, Mr. Waldstein indicated that after discussing the matter with IEI’s Board of Directors, IEI was not interested in pursuing such a transaction. He did suggest that he meet with Mr. Alkelai at a trade show in the United States and discuss a potential joint venture project. Instead, Mr. Alkelai invited Mr. Waldstein to visit RISCO in Israel for meetings. Mr. Waldstein replied that he would respond to Mr. Alkelai after the trade show. Mr. Waldstein never responded to Mr. Alkelai.

On October 25, 2006, the Purchaser acquired 500 shares of IEI common stock for $1.60 per share.

On October 31, 2006, RISCO delivered an offer to acquire all of the outstanding shares of IEI for $2.70 per share. Such offer was not conditioned on due diligence or obtaining third-party financing. In addition, RISCO submitted a demand for IEI to convene a stockholders’ meeting prior to December 20, 2006 under the Massachusetts Control Share Acquisition Statute to authorize voting rights for any shares RISCO proposed to acquire in such transaction.

On November 14, 2006, Mr. Waldstein, Mr. Alkelai, Lesley Charm, a member of IEI’s Board of Directors, and Lior Samuelson, RISCO’s financial advisor, met in Boston at the offices of Bingham McCutchen LLP, RISCO’s counsel, to discuss RISCO’s October 31 offer. At the meeting, however, Mr. Waldstein and Mr. Charm indicated they were unwilling to discuss the terms of RISCO’s offer and the meeting ended inconclusively.

On November 30, 2006, at IEI’s request, RISCO agreed to rescind its demand for IEI to convene a stockholder’s meeting under the Massachusetts Control Share Acquisition Statute to authorize voting rights for any IEI shares RISCO acquires. Mr. Waldstein planned a trip to visit RISCO’s offices in Israel to discuss RISCO’s possible acquisition of IEI and Mr. Waldstein’s potential employment by RISCO.

On December 4-6, 2006, Mr. Waldstein met with Mr. Alkelai at RISCO’s offices in Israel, but refused to discuss any terms of a potential acquisition.

On January 31-February 1, 2007, Mr. Waldstein, Mr. Charm, Mr. Alkelai and Mr. Samuelson met again in Boston to discuss a potential transaction, but Messrs. Waldstein and Charm refused to discuss the terms of any offer.

On March 6, 2007, RISCO launched the Offer to acquire all outstanding Shares.

On March 16, 2007, IEI filed a solicitation/recommendation statement with the SEC on Schedule 14D-9 announcing that its board of directors had unanimously determined at a meeting held on March 16, 2007 that RISCO’s Offer was inadequate and not in the best interests of IEI shareholders (other than RISCO and its affiliates). IEI’s board of directors recommended that IEI shareholders reject the Offer and not tender their Shares. IEI also indicated that it would call a special meeting of IEI shareholders on April 25, 2007 under Chapter 110D of the Massachusetts General Laws, or the Massachusetts Control Share Acquisition Statute, in order to determine whether to authorize voting rights for any shares acquired by RISCO and the Purchaser in the Tender Offer.

On March 20, 2007, RISCO filed a Preliminary Proxy Statement with the Securities Exchange Commission and issued a press release and an open letter to IEI shareholders.

On March 26, 2007, RISCO and Purchaser filed a complaint in the U.S. District Court of the District of Massachusetts against IEI and its board of directors. In the complaint, RISCO sought, in addition to other remedies, a preliminary injunction to enjoin IEI and its board of directors from violating the Massachusetts Control Share Acquisition Statute. RISCO and Purchaser believe IEI was seeking to “bootstrap” certain conditions to RISCO’s tender offer into conditions to the IEI stockholder vote—a maneuver designed to prevent

RISCO from amending or waiving its conditions in the future as it is permitted to do under the terms of its offer and federal securities law, without seeking yet another shareholder vote.

On March 27, 2007, RISCO issued a press release announcing the extension of the tender offer until midnight on April 26, 2007.

On April 4-5, 2007, a hearing was held with respect to the complaint. On April 9, 2007, RISCO and Purchaser obtained a preliminary injunction against IEI from the U.S. District Court of the District of Massachusetts in connection with its outstanding tender offer to purchase any and all shares of IEI common stock for $3.50 per share. The Court ordered IEI to file a proxy statement with the SEC setting forth RISCO’s proposed question to be put to IEI shareholders for the vote solicited under the Massachusetts Control Share Acquisition Statute and specific wording of a related Control Share Acquisition Statement to be circulated to IEI shareholder for consideration.

On April 27, 2007, RISCO issued a press release announcing the extension of the tender offer until 5:00 P.M. on May 21, 2007.

On April 30, 2007, RISCO issued a press release announcing the increase in the price per Share tendered to $4.00 per Share and the decrease in the minimum percentage of the number Shares valid condition from 66 2/3% to 50.1%. Risco also waived its right to reduce its Offer price during the pendency of the Offer.

On April 30, 2007, RISCO and Purchaser filed a proxy statement with the SEC on Schedule 14A with respect to the Special Meeting of Stockholders to be held on May 18, 2007 to approve the voting rights for the shares acquired by RISCO and Purchaser in connection with the Offer pursuant to the Massachusetts Control Share Acquisition Statute.

11. Purpose of the Offer; Statutory Requirements; Appraisal Rights; Plans for IEI; “Going Private” Transactions.

Purpose of the Offer; Plans for IEI. The purpose of the Offer is to acquire control of, and the entire equity interest in, IEI. We currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the IEI Board of Directors and to seek to have IEI consummate a merger or other business combination with us (or one of our subsidiaries). Pursuant to such merger, the outstanding Shares not owned by RISCO or its subsidiaries (including us) would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer. If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in IEI, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire. Whether or not we propose a merger or other similar business combination with IEI, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the IEI Board of Directors. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the IEI Board of Directors resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the IEI Board of Directors. In connection with this Offer, RISCO has reviewed and will continue to review various possible business strategies that it might consider in the event that the Purchaser acquires control of IEI, whether pursuant to the Offer or otherwise. Following a review of additional information regarding IEI, such changes could include, among other things, changes in IEI’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. Except as described above or elsewhere in this Offer, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving IEI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the IEI Board of Directors or management, any material change in IEI’s capitalization or dividend policy or any other material change in IEI’s corporate structure or business.

Statutory Requirements; Approval of a Merger. Under the Massachusetts Business Corporation Act (the “Massachusetts Corporate Law”) and the IEI Certificate of Incorporation, if the Control Share Condition and the Business Combination Condition are satisfied, a merger of IEI would require the approval of the IEI Board of Directors and the holders of 66-2/3% of the outstanding Shares. If we acquire, pursuant to the Offer or otherwise, at least 66-2/3% of the outstanding Shares we would have sufficient voting power to approve a merger of IEI without the affirmative vote of any other IEI stockholder. In addition, under the Massachusetts Corporate Law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the merger of IEI without a vote of the IEI Board of Directors or other stockholders. If we acquire control of IEI, we currently intend that, prior to the acquisition of the entire equity interest in IEI, no dividends will be declared on the Shares. Certain provisions of Massachusetts General Laws could significantly delay our ability to acquire the entire equity interest in IEI. See Section 15.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. In addition, IEI stockholders may not have appraisal rights if a merger involving IEI is consummated following consummation of the Offer. Section 13.02(a)(1) of the Massachusetts Corporate Law generally provides that stockholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the stockholders and certain other conditions are met. At the time of any such merger, the IEI Board of Directors will determine whether it believes such exception applies. In addition, Section 13.02 of the Massachusetts Corporate Law has not yet been the subject of judicial interpretation. In the event of any such merger, any IEI stockholder believing he, she or it is entitled to appraisal rights and wishes to preserve such rights should carefully review Sections 13.01 through 13.31 of Part 13 of the Massachusetts Corporate Law, which sets forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the Massachusetts Corporate Law would result in the loss of any appraisal rights to which such stockholder otherwise may be entitled. In light of the complexity of Section 13.02 of the Massachusetts Corporate Law, any IEI stockholder wishing to dissent from any such merger and pursue appraisal rights should consult his, her or its legal advisors.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to any merger subsequent to the Offer. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Securities Exchange Act prior to such a merger or other business combination or (b) a merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in such merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

The foregoing discussion is not a complete statement of the Massachusetts Corporate Law or U.S. federal law and is qualified in its entirety by reference to such laws.

12. Source and Amount of Funds.

The Purchaser estimates that the total amount of funds required to acquire all of the outstanding Shares pursuant to the Offer and a subsequent merger plus related transaction fees and expenses is approximately $10.2 million. As of April 26, 2007 RISCO had cash and cash equivalents and short-term investments significantly in excess of the approximately $10.2 million required to acquire the Shares. The Purchaser intends to obtain all funds required for the Offer through a capital contribution or a loan from RISCO, which RISCO plans to provide. The Offer is not subject to any financing condition. The Purchaser anticipates funding all of the acquisition price and related fees and expenses with available cash. The Purchaser does not have any alternative financing arrangements or alternative financing plans.

13. Dividends and Distributions.

If, on or after March 6, 2007, IEI should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares

(other than Shares issued pursuant to and in accordance with the terms in effect on March 6, 2007, of employee stock options outstanding prior to such date), shares of another class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “The Offer—Section 14,” we may, in our reasonable discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased. If, on or after March 6, 2007, IEI should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on IEI’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to our rights under “The Offer—Section 14,” (i) the purchase price per Share payable by us pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) be exercised for our benefit at our direction, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as we determine in our reasonable discretion.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, (including Rule 14e-1(c) under the Securities Exchange Act relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Condition, the Control Share Condition and the Business Combination Condition shall not have been satisfied, or if, at any time on or after March 6, 2007, and before expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:

(i) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving IEI, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or that of IEI or any of our and IEI’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or that of IEI or any of our or IEI’s respective subsidiaries or affiliates, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to IEI’s stockholders, (e) seeking to require divestiture buys or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving IEI, or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of IEI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(ii) any action is taken, or any statute, rule, regulation, injunction, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving IEI, by any court, government or governmental authority or agency, domestic, foreign or supranational, or of any applicable foreign statutes or regulations (as in effect as of March 6, 2007), to the Offer or to any such merger or other business combination that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above; or

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of IEI or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to IEI or any of its affiliates, or we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of IEI or any of its affiliates or the value of the Shares to us or any of our affiliates; or

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of IEI and its subsidiaries, taken as a whole, (c) the declaration of banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or another currency exchange rates or a suspension of, or a limitation on, the markets therefore, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of IEI (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of IEI (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on March 6, 2007, (b) any such person or group that, prior to March 6, 2007, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of IEI, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of IEI constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving IEI or (d) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire IEI or any assets or securities of IEI; or

(vi) IEI or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on March 6, 2007, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of IEI, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of IEI, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of IEI or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of IEI or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements orphans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving IEI, (j) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of IEI or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced or (k) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that IEI or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed; or

(vii) we become aware (a) that any material contractual right of IEI or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of IEI or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving IEI or (b) of any covenant, term or condition in any instrument or agreement of IEI or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of IEI or any of its affiliates or the value of the Shares to us or any four affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving IEI); or

(viii) we or any of our affiliates enter into a definitive agreement or announce an agreement in principle with IEI providing for a merger or other similar business combination with IEI or any of its subsidiaries or the purchase of securities or assets of IEI or any of its subsidiaries, or we and IEI reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

(ix) IEI or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving IEI or any of its subsidiaries or the purchase of securities or assets of IEI or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of IEI or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase that, in RISCO’s or the Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by RISCO or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of RISCO and the Purchaser and may be asserted by the Purchaser regardless of the circumstances (excluding any affirmative action or omission by RISCO or the Purchaser) giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time (provided that all conditions to the Offer must be satisfied or waived prior to expiration of the Offer) in its reasonable discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, except that any such right may not be asserted after the Expiration Date. If a condition of the Offer is triggered, and the Purchaser nevertheless decides to proceed with the Offer, such decision shall constitute a waiver of such condition with respect to the events triggering such condition. Any determination made by us concerning the events described in this Section 14 shall be subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.

15. Legal Matters; Required Regulatory Approvals.

Except as set forth in this Offer, based on our review of publicly available filings by IEI with the SEC and other publicly available information regarding IEI, we are not aware of any licenses or regulatory permits that appear to be material to the business of IEI and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as set forth in this Offer, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described under “State Takeover Laws.” Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to IEI’s or its subsidiaries’ businesses, or that certain parts of IEI’s, RISCO’s, the Purchaser’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and Section 14 for a description of the conditions of the Offer.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or any subsequent potential merger or other business combination, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp. , invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Control Share Acquisition Statute. Chapter 110D of the Massachusetts General Laws (the “Massachusetts Control Share Acquisition Statute”) provides, in general and subject to certain exceptions, that shares of certain corporations (those having (1) 200 or more stockholders of record, (2) principal executive office in Massachusetts and more of its employees or assets, including employees or assets of its majority-owned subsidiaries, employed or located in Massachusetts than in any other state as of the end of its four fiscal quarters immediately preceding the Control Share Acquisition (as defined below) and (3) either more than ten percent of its stockholders of record residing within Massachusetts or more than ten percent of its issued and outstanding shares owned of record by Massachusetts residents) acquired in a Control Share Acquisition will not have voting rights unless voting rights for such shares are authorized at an annual or special meeting of stockholders of the corporation by the affirmative vote of the holders of a majority of all the shares entitled to vote generally in the election of directors, excluding shares held acquired in the Control Share Acquisition and shares held by directors who are also officers of such corporation.

As used in the Massachusetts Control Share Acquisition Statute “Control Share Acquisition” means, in general, the acquisition (other than pursuant to a merger agreement to which the subject corporation is a party) of beneficial ownership of shares of a corporation that (but for the provisions of the statute) would have voting rights and that, when added to all other shares of such corporation beneficially owned by such person, would entitle such person, upon acquisition of such shares, to vote or direct the voting of shares of such corporation having voting power in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority of all voting power.

Any person who proposes to make or has made a Control Share Acquisition may deliver to the corporation at its principal office a statement (a “Control Share Acquisition Statement”) identifying the acquiring person, describing the terms of the Control Share Acquisition and representing that the acquiring person has the financial capacity to consummate the Control Share Acquisition. If the acquiring person so requests at the time of delivery of a Control Share Acquisition Statement, the board of directors of the corporation is required to call a special meeting of stockholders for the purpose of considering the voting rights to be accorded to shares acquired or to be acquired in the Control Share Acquisition. Such special meeting is required to be called within 10 days after the such corporation receives the request and must be held within 50 days after the request has been received.

The foregoing summary of the Massachusetts Control Share Acquisition Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Massachusetts Control Share Acquisition Statute.

The Offer is subject to satisfaction of the Control Share Condition, which will be satisfied if, among other things, (i) the IEI articles of organization or bylaws are amended, effective prior to the consummation of the Offer, to provide that the Massachusetts Control Share Statute does not apply to IEI, (ii) the Massachusetts Control Share Acquisition Statute is declared inapplicable to any shares acquired as a result of the Offer and any subsequent merger or other business combination, or (iii) the holders of a majority of the outstanding Shares entitled to vote at a meeting of IEI stockholders (other than those held by RISCO or any director of IEI who is also an officer of IEI) authorize voting rights for the Shares acquired in the Offer and any subsequent merger or other business combination. On October 31, 2006, RISCO delivered a Control Share Acquisition Statement to IEI, requesting IEI to convene a special meeting of its stockholders for the purpose of authorizing voting rights for any IEI shares RISCO beneficially acquires. On November 30, 2006 however, at IEI’s request, RISCO rescinded its request for such a meeting. Now, in connection with the Offer, RISCO has delivered another Control Share Acquisition Statement to IEI, again requesting that IEI convene a special meeting of its stockholders for the purpose of authorizing voting rights for any IEI shares RISCO beneficially acquires as part of the Offer.

We reserve the right to waive the Control Share Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances.

Business Combination Statute. Chapter 110F of the Massachusetts General Laws (the “Massachusetts Business Combination Statute”), in general and subject to certain exceptions, prevents “interested stockholders” (generally, stockholders owning 5% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in “business combinations” (defined to include mergers or consolidations and certain other transactions) with certain corporations (those having (1) 200 or more stockholders of record, (2) its principal executive office or substantial assets located in Massachusetts and (3) either more than ten percent of its stockholders of record residing within Massachusetts or more than ten percent of its issued and outstanding shares owned of record by Massachusetts residents) for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 90% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

The Massachusetts Business Combination Statute does not apply if, among other things, (i) a corporation amends its certificate of incorporation or bylaws to elect not to be governed by such statute by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) a corporation does not have a class of voting stock that is held of record by more than 200 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the Massachusetts Business Combination Statute of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The foregoing summary of the Massachusetts Business Combination Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Massachusetts Business Combination Statute.

The Offer is subject to satisfaction of the Business Combination Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the IEI Board of Directors approves the Offer and any subsequent proposed merger or other business combination, (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 90% of the Shares outstanding on the date thereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of IEI) or (iii) the Massachusetts Business Combination Statute is declared inapplicable to us and any potential merger or other business combination with IEI.

We reserve the right to waive the Business Combination Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and the Massachusetts Business Combination Statute is inapplicable, we may nevertheless seek to consummate a merger or other business combination with IEI. We believe we would be able to cause the consummation of such a merger or other business combination if we own 66-2/3% of the outstanding Shares and (i) such merger or other business combination disapproved by the IEI Board of Directors and authorized at an annual or special meeting of stockholders of IEI, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding Shares not owned by us or our affiliates and associates; or (ii) such merger or other business combination occurs after the expiration of three years following the date we became an interested stockholder. On the other hand, if we waive the Business Combination Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by the Business Combination from consummating a merger or other business combination with IEI, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by IEI. We have not determined whether we would take any of the actions described above under such circumstances. RISCO believes, among other things, that IEI’s Board of Directors should approve the Offer and take any other action necessary to render the Massachusetts Business Combination Statute inapplicable to a subsequent merger or other business combination with IEI. There can be no assurance that IEI’s Board of Directors will grant such approval or take such other action. The exact timing and details of any merger or other similar business combination involving IEI will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. We currently intend to propose a merger or similar business combination generally on the terms described above promptly following the Offer.

Except as described in this Offer to Purchase, we have not attempted to comply with any state takeover statutes in connection with the Offer or any subsequent merger or other business combination. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or any subsequent merger or other business combination, and nothing in this Offer nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or any subsequent merger or other business combination, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or any such transaction, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

Other. Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Securities Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Securities Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning IEI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

Based upon an examination of publicly available information relating to the businesses in which IEI is engaged, we believe that the acquisition of Shares in the Offer and any subsequent merger or similar business combination should not violate the applicable antitrust laws. However, state antitrust authorities and private parties may bring legal action in certain circumstances under antitrust laws seeking to enjoin the Offer or to impose legal conditions on it. We cannot be certain that a challenge to the Offer or any subsequent merger or other business combination on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

16. Employment and Compensation Arrangements.

Certain of IEI’s executive officers are party to employment agreements with IEI that provide for enhanced severance benefits upon terminations of employment by IEI or its applicable affiliate without cause or by the officer due to a “change of status” (as defined in the agreements). According to the IEI proxy statement for the Special Meeting of Stockholders to be held on May 18, 2007, in the event of such a severance-qualifying termination following a change of control, which we believe consummation of the Offer will constitute, John Waldstein would receive payments equal to approximately $604,623, plus future cost of living adjustments, welfare benefits, and his unvested stock options and restricted stock would vest. Each of Peter Demakis, Christopher Hentschel and Robert Stewart would, upon such a termination receive payments in the aggregate equal to approximately $399,100, welfare benefits, and their unvested stock options and restricted stock would vest.

17. Fees and Expenses.

We have retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, electronic mail, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

In addition, we have retained Continental Stock Transfer & Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning IEI, except that copies will not be available at the regional offices of the SEC.

We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of RISCO, the Purchaser, IEI or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

A Caution Concerning Forward-Looking Statements

This Offer to Purchase contains, in addition to historical information, certain forward-looking statements. All statements included in this Offer to Purchase concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements. Additional information on these and other risks, uncertainties and factors is included in the documents filed by RISCO and IEI with the SEC; provided that any reference in such filings to the Private Securities Litigation Reform Act of 1995 shall not apply to this Offer to Purchase.

ROKONET INDUSTRIES, U.S.A., INC.

April 30, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF RISCO AND THE PURCHASER

Moshe Alkelai and Mazal Alkelai are the sole directors and officers of RISCO. Moshe Alkelai is the Chairman of RISCO. Mazal Alkelai is a director of RISCO and the general manager of RISCO’s manufacturing facility. Moshe Alkelai is also the sole director and Chairman of the Purchaser and its Secretary. Samuel Karas is the President and Chief Executive Officer of the Purchaser. Moshe and Mazal Alkelai are husband and wife.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of RISCO and the Purchaser are set forth below. The business address of each director and officer of RISCO is 14 Hachoma Street, 75655 Rishon-Letzion, Israel. The business address of Mr. Karas is 2822 NW 79th Avenue, Miami, Florida 33122. Except as provided in the Offer, none of the directors and officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of Israel. Mr. Karas is a citizen of the United States as well.

RISCO, along with its subsidiaries, is a leading innovator in security and building management solutions. RISCO, along with its subsidiaries, develops, manufactures and markets advanced integrated security solutions for the global security market, from software to wired and wireless systems including integrated security, building management, access control, monitoring station, IP-based systems, and sophisticated detector technologies, with its products found in commercial, industrial, institutional and residential installations around the world. Such products are currently sold in over 60 countries around the world through its network of local distributors and integrators as well as 9 branch offices situated in Europe, North & South America and Asia.

Name	Age	Current Principal Occupation or Employment and Five-year Employment History
Moshe Alkelai	51	Moshe Alkelai currently serves and for the past five years has served as the Chairman of RISCO, and the following RISCO subsidiaries: Rokonet Electronics Ltd., Rokonet Iberia S.L.; Rokonet Industries, U.S.A., Inc., RISCO Group S.R.L., RISCO Group SA, RISCO Group France SA, RISCO Group Swiss SA, and RISCO Group UK.
Mazal Alkelai	49	Mazal Alkelai currently serves and for the past five years has served as a director of RISCO and as the general manager of RISCO’s manufacturing facility.
Samuel Karas	60	Samuel Karas currently serves and for the past five years has served as the President and Chief Executive Officer of Rokonet Industries, U.S.A., Inc.

The Depositary for the Offer is:

By Mail or Overnight Courier:	By Facsimile Transmission	By Hand:
(for eligible institutions only):
Continental Stock Transfer & Trust Company Attention: Reorganization Department 17 Battery Place 8th Flr New York, NY 10004	Continental Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: (212) 616-7610 Confirm by phone: (212) 509-4000 extension 536	Continental Stock Transfer & Trust Company Attention: Reorganization Department 17 Battery Place 8th Flr New York, NY 10004

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885